UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                            Finlay Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    317884203
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Rohit M. Desai
                          c/o Desai Capital Management
                               540 Madison Avenue
                            New York, New York 10022
                                 (212) 838-9191
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 11, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO.  317884203
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Equity-Linked Investors - II
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                  0
       NUMBER OF         -------------------------------------------------------
         SHARES          8.       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
          EACH           -------------------------------------------------------
        REPORTING        9.       SOLE DISPOSITIVE POWER
         PERSON
          WITH                    0
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        (c) [_]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.  317884203
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Rohit M. Desai
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                  0
       NUMBER OF         -------------------------------------------------------
         SHARES          8.       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
          EACH           -------------------------------------------------------
        REPORTING        9.       SOLE DISPOSITIVE POWER
         PERSON
          WITH                    0
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        (c) [_]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.  317884203
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Rohit M. Desai Associates - II
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                  0
       NUMBER OF         -------------------------------------------------------
         SHARES          8.       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
          EACH           -------------------------------------------------------
        REPORTING        9.       SOLE DISPOSITIVE POWER
         PERSON
          WITH                    0
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        (c) [_]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.  317884203
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Desai Capital Management Incorporated
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                  0
       NUMBER OF         -------------------------------------------------------
         SHARES          8.       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
          EACH           -------------------------------------------------------
        REPORTING        9.       SOLE DISPOSITIVE POWER
         PERSON
          WITH                    0
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        (c) [_]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 2 to Schedule 13D (this "Amendment"), filed by Equity-Linked Investors-II ("ELI II"), Rohit M. Desai Associates-II ("RMDA II"), Desai Capital Management Incorporated ("DCMI") and Rohit M. Desai ("Desai," and together with ELI II, RMDA II, and DCMI, the "Reporting Persons") relates to the common stock, par value $0.01 per share, of Finlay Enterprises, Inc. ("Finlay"), a Delaware corporation, and amends the following items of the Reporting Persons' statement on Schedule 13D/A filed on October 22, 1997 (the "Schedule 13D").

ITEM 1.  SECURITY AND ISSUER.

         This Amendment relates to the common stock, par value $0.01 per share (the "Common Stock") of Finlay. The address of the Company's principal executive offices is 529 Fifth Avenue, New York, New York 10017.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         The name and state of formation or citizenship, as applicable, of each person or entity reporting pursuant to this Amendment is herein incorporated by reference to questions 1 and 6 on the cover page of each respective Reporting Person.

         Each of the Reporting Persons is engaged in private equity investing. The principal office or business address, as applicable, of each of the Reporting Persons is c/o Desai Capital Management, 540 Madison Avenue, New York, NY 10022. Desai is the managing general partner of RMDA II, a New York general partnership. The partners of RMDA II are Desai, Katharine B. Desai and the Irrevocable Trust #1 for the descendants of Rohit M. Desai (the "Desai Irrevocable Trust"). RMDA II is the general partner of ELI II, a New York limited partnership. DCMI, a New York corporation, serves as the investment adviser to ELI II. Set forth in Schedule A and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of DCMI (each, a "Desai Capital Disclosed Party").

         During the last five years, none of the Desai Irrevocable Trust, any Reporting Person or, to the knowledge of DCMI, any Desai Capital Disclosed Party, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety as follows:

         ELI II acquired the Common Stock in the ordinary course of its business solely for investment purposes.

         The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended to include the following:

         The Reporting Persons beneficially own 0 shares of Common Stock representing 0% of the Common Stock of Finlay.

         The power to vote, to convert, to dispose of, or to direct the voting, conversion or disposal of, any Common Stock held by ELI II was vested in RMDA II as general partner of ELI II, but such decisions (and similar decisions with respect to the rest of ELI II's investment portfolio) may also be made by DCMI as an investment adviser to ELI II. Desai is the managing general partner of RMDA II and the sole stockholder, Chairman of the Board, President and Treasurer of DCMI.

         On April 4, 2002, ELI II and Finlay entered into a letter agreement (the "Letter Agreement"), whereby ELI II agreed to sell to Finlay, and Finlay agreed to purchase from ELI II, 526,562 shares of Common Stock for $11.00 per share. On April 11, 2002, ELI II and Finlay consummated the transaction contemplated in the Letter Agreement and ELI II delivered to Finlay 526,562 shares of Common Stock and Finlay delivered the agreed purchase price for such Common Stock of $5,792,182.

         The Common Stock sold by ELI II represented all of the Common Stock held by ELI II in Finlay and as of April 11, 2002, the Reporting Persons ceased to beneficially own any Common Stock of Finlay.

         During the past sixty days, ELI II sold Common Stock of Finlay. On March 28, 2002, ELI II sold 9,000 shares of Common Stock for $11.29 per share. On April 3, 2002, ELI II sold 6,000 shares of Common Stock for $11.50 per share.

         The response of each Reporting Person to Items 7 through 13 on each of their respective cover pages which relate to the beneficial ownership of the Common Stock of Finlay is incorporated herein by reference. Pursuant to Rule 13d-4 under the Act, as amended, each of RMDA II, DCMI and Desai hereby declare that the filing of this Amendment shall not be construed as an admission that any person other than ELI II was the beneficial owner of any securities covered by this Amendment.

         Except as reported in this Item 5 above and incorporated by reference herein, there have been no transactions involving the Common Stock during the past sixty days which are required to be reported in this Amendment.

         The first, second, tenth and last paragraphs of Item 5 of the Schedule 13D are hereby deleted.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE
         ISSUER.

         Item 6 of the Schedule 13D is hereby amended to include the following:

         See "Item 5. Interest in Securities of the Issuer" for a description of the Letter Agreement, which is qualified in its entirety by reference to the agreement, a copy of which is filed as an exhibit to this Amendment and is specifically incorporated herein by reference in answer to this Item 6.

         ELI II entered into three stock trading plans with Credit Suisse First Boston Corporation ("CSFBC") in order to sell shares of Common Stock. Pursuant to the stock trading plans, dated April 9, 2001, June, 21, 2001, and September 13, 2001, respectively, CSFBC sold shares of Common Stock on behalf on ELI II. Such stock trading plans provided for the amount of shares of Common Stock to be sold by CSFBC on behalf of ELI II, at certain price levels during pre-determined periods. The above description of the stock trading plans are qualified in their entirety by reference to such stock trading plans, a copy of which are filed as exhibits to this Amendment and is specifically incorporated herein by reference in answer to this Item 6.

         The first paragraph of Item 6 of the Schedule 13D is hereby amended by deleting the references to the Rohit M. Desai Family Trust and Joseph F. McDonald, which such references are to be replaced by the Irrevocable Desai Trust.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to include the following:

Schedule A:  Directors and Executive Officers of Desai Capital Management
             Incorporated.

Exhibit 12:  Letter Agreement, dated April 4, 2002, by and between DCMI and
             Finlay.

Exhibit 13: Stock Trading Plan, dated April 9, 2001, by and between ELI II and CSFBC.

Exhibit 14: Stock Trading Plan, dated June 21, 2001, by and between ELI II and CSFBC.

Exhibit 15: Stock Trading Plan, dated September 13, 2001, by and between ELI II and CSFBC.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 18, 2002

                                           EQUITY-LINKED INVESTORS-II

                                           By: Rohit M. Desai Associates-II
                                               its general partner

                                           By: /s/ Rohit M. Desai
                                              ----------------------------------
                                              Name:  Rohit M. Desai
                                              Title: Managing Partner


                                           ROHIT M. DESAI ASSOCIATES-II

                                           By: /s/ Rohit M. Desai
                                              ----------------------------------
                                              Name:  Rohit M. Desai
                                              Title: Managing Partner


                                           DESAI CAPITAL MANAGEMENT INCORPORATED

                                           By: /s/ Rohit M. Desai
                                              ----------------------------------
                                              Name:  Rohit M. Desai
                                              Title: President


                                           ROHIT M. DESAI

                                           By: /s/ Rohit M. Desai
                                              ----------------------------------
                                              Name:  Rohit M. Desai

                                                                      SCHEDULE A



                            DIRECTORS AND OFFICERS OF
                      DESAI CAPITAL MANAGEMENT INCORPORATED

         The name, present principal occupation or employment, of each of the directors and executive officers of Desai Capital Management Incorporated is set forth below. Each of the directors and executive officers is a citizen of the United States. The business address of each director and executive officer is Desai Capital Management Incorporated, 540 Madison Avenue, New York, N.Y., 10022.

Name                        Present Principal Occupation or Employment
-------------------------   ----------------------------------------------------
Rohit M. Desai              Chairman of the Board, President and Treasurer

Frank J. Pados, Jr.         Executive Vice President

Timothy R. Kelleher         Senior Vice President

Andre J. McSherry           Vice President- Finance and Administration

Jimmy C. Chen               Assistant Vice President

Katharine B. Desai          Director, Secretary

                                 EXHIBIT INDEX

                                                                          EDGAR
Exhibit                                                                  Exhibit
  No.        Description                                                    No.
-------      ------------------------------------------------------      -------

  12         Letter Agreement, dated April 4, 2002, by and between        99.12
             DCMI and Finlay.

  13         Stock Trading Plan, dated April 9, 2001, by and between      99.13
             ELI II and CSFBC.

  14         Stock Trading Plan, dated June 21, 2001, by and between      99.14
             ELI II and CSFBC.

  15         Stock Trading Plan, dated September 13, 2001, by and         99.15
             between ELI II and CSFBC.